SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Net Income reaches R$ 554 million in 3Q10

HIGHLIGHTS:

▶ Braskem’s thermoplastic resin sales of 934 ktons in the domestic market, up 17% from the prior quarter.

▶ Operating rate for the crackers in the quarter was over 90% for the first time since the consolidation of the Quattor assets.

▶ Start up of the Green Ethylene plant at the Triunfo petrochemical complex, which has annual production capacity of 200 ktons, which is used as feedstock for the production of Green Polyethylene, which led Braskem to become the global leader in biopolymers. With investment and schedule according to estimates, its product was specified in a record 24 hours.

▶ Braskem advanced its strategy to become a global leader in sustainable chemicals and announced a project to produce Green Polypropylene at K Fair, one of the most important events in the plastic industry.

▶ Braskem entered into an agreement with Laboratório Nacional de Biociências (LNBio) located in Campinas to develop technologies for the production of polymers from renewable raw materials that are competitive, cost-effective and efficiently sequester carbon dioxide from the atmosphere.

▶ In line with its commitment to reduce leverage and obtain an "investment grade" credit rating, Braskem's net debt/EBITDA1 ratio reached 2.63x, declining 7% from the prior quarter.

▶ Braskem concluded another phase of its financial strategy in October by raising US$450 million in perpetual bonds with a coupon of 7.375% p.a., lengthening its pro-forma average debt term to 11.92 years.

▶ The Economic Oversight Department (SEAE) of the Ministry of Finance and the Economic Law Department (SDE) of the Ministry of Justice recommended to the Administrative Council of Economic Defense (CADE), Brazil’s anti-trust authority, the unqualified approval of the acquisition of Quattor.

▶ Seeking to increase its proximity to Clients and better understand their needs, Braskem expands its global presence by inaugurating a commercial office in Colombia. Braskem is also preparing to open new commercial offices in Singapore and Peru.

▶ For the second time, Braskem received the Guia Exame Sustainability award by figuring among the 20 most sustainable companies in Brazil. The awards ceremony was held on November 10.

[1] EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

2 Includes bond issued in October and call in December 2010 of US$ 150 million in perpetual bonds with coupon of 9.75%.

EXECUTIVE SUMMARY:

Despite the increased optimism of consumers in developed countries, tight credit markets and the slow recovery in the labor market continued to impact demand and growth rates, with repercussions for the recovery in the world economy.

In Brazil, the first 8 months of the year, the Brazilian economy expanded by 8.3% in comparison with the same period in 2009.

On the other hand, in August the international petrochemical market, which in the initial part of the quarter was marked by weakening global demand and the start up of new capacities, began to reverse the downward trend in prices. The key drivers of the price increases were: (i) the recovery in world demand, fueled by the rebuilding of inventories and better seasonality; (ii) the scheduled maintenance stoppages in the USA and Europe, which limited the supply of feedstock; (iii) the higher oil prices. Despite the recovery, international prices for resins3 and basic petrochemicals4 fell by approximately 5% in relation to 2Q10, which led to reductions in the prices practiced by Braskem.

Even in a scenario of downcycle in the petrochemical industry and appreciation of the Brazilian real, Company’s cash generation capacity remained in line with the prior quarter at an EBITDA of R$1,030 million. The strong growth in thermoplastic resin sales volume in the domestic and international markets and the continuous operational improvement in the Quattor assets partially offset the lower prices.

In this context, Braskem also decreased its net debt by 9% to R$ 9.9 billion, reflecting its capacity to reduce gross debt and increase its cash balance in the quarter, in line with its commitment to reduce leverage and obtain an "investment grade" credit rating.

The synergies associated with the Quattor acquisition were estimated at R$400 million in annual and recurring EBITDA to be captured by 2012. Until September 2010, initiatives were implemented in order to capture R$235 million in annual and recurring EBITDA for 2011. The main gains were on the industrial front, which amounted to roughly R$120 million, with the implementation of initiatives to improve planning at plants, such as the production and sale of aromatics, butadiene and gasoline; optimization of the use of additives and catalyzers; and the insurance programs.

Net income in 3Q10 was R$554 million, growing substantially from 2Q10. In addition to the solid operational performance, the appreciation in the Brazilian real and the debt restructuring strategy had positive impacts on Braskem’s results.

3 PE, PP and PVC (Asia reference)

4 Ethylene and propylene (Europe reference)

PERFORMANCE:

▶ EBITDA

Braskem’s consolidated EBITDA in 3Q10 was R$1,030 million, virtually in line with the previous quarter. The solid growth of 22% in sales volume of resins was counterbalanced by a 9% drop in resin prices as a result of the decrease in international prices and the Real appreciation. In U.S. dollar terms, EBITDA in the quarter was US$589 million. EBITDA margin stood at 14.2% in 3Q10, down 1.8 p.p. from 2Q10, which is explained by the compression in resin-naphtha spreads in the quarter and the non-recurring expenses from the Quattor and Braskem America transactions, and also extraordinary expenses with advertising. EBITDA margin excluding naphtha/condensate/oil resales was 15.6%.

This EBITDA includes: (i) the negative impact of R$ 73 million on COGS from the litigation settlement signed with the Bahia State Union of Petrochemical, Chemical and Plastics Manufacturers, as announced in the Notice to the Market dated September 10; (ii) the positive variation of R$ 93 million from PIS/COFINS tax credits, mainly on fixed assets, resulting from improvements in the credit analysis process; and (iii) the R$35 million non-recurring expenses incurred in the quarter related to the Quattor and Braskem America transactions and advertising expenses, as explained earlier.

In relation to 3Q09, EBITDA fell 7%, reflecting the compression in resin-feedstock margins in the international market, which were in average US$ 100/ton lower, and the Real appreciation between the periods.

In 9M10, EBITDA came to R$ 2,981 million, up 24% on the same period last year, driven by higher production volume and sales, in addition to better prices.

Operational, economic and financial factors impacting EBITDA performance:

▶ Polymers Performance

The thermoplastic resin market5 in Brazil had the best performance ever, with demand growing by 16% from 2Q10 to 1,345 ktons. Meanwhile, Braskem sales reached 934 ktons, for growth of 17%. The key factors in this performance were the fact that the quarter is seasonally stronger, the solid performance of sectors related to agribusiness, food, construction and retailing, and the higher demand from the industrial sector.

Accompanying the higher demand in Brazil, import volumes reached approximately 346 ktons, or 25.9% of the total market, stable in relation to the prior quarter.

Domestic sales of PE and PP in 3Q10 presented solid growth of 22% and 14%, respectively, over the prior quarter, reflecting the continued recovery in capacity operating rates at Quattor and the scheduled maintenance shutdown at the PP plants in the second quarter.

PVC demand6 in Brazil was 290 ktons, up 6% from 2Q10, according to the Brazilian Chemical Manufacturers’ Association (Abiquim). Braskem sales increased 8% in the period, thanks to the higher production volume, which had been impacted in 2Q10 by the scheduled maintenance stoppage at Camaçari, and sales to the construction and infrastructure sectors.

In the first nine months, Brazil's thermoplastic resin market totaled 3.7 million tons, 16% higher than in 9M09. Braskem's sales to the domestic market rose 11%, affected by operational problems at Quattor in the period and by imports.

Performance (tons) Thermoplastic Resins CONSOLIDATED	3Q10	2Q10	3Q09	Change%	Change%	9M10	9M09	Change%
	(A)	(B)	( C)	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)
Sales - Domestic Market
PE´s	475,227	390,365	390,442	22	22	1,250,056	1,103,986	13
PP	328,207	288,344	326,425	14	1	913,219	836,674	9
PVC	130,783	120,895	139,826	8	(6)	374,836	336,337	11
Total Resins	934,217	799,603	856,692	17	9	2,538,110	2,276,997	11
Sales - International Market
PE´s	241,935	177,232	204,104	37	19	606,149	710,674	(15)
PP	100,523	58,835	100,017	71	1	226,165	322,033	(30)
PP - Braskem America	227,954	202,441	194,882	13	17	630,642	617,437	2
PVC	48	73	300	(34)	(84)	121	40,113	(100)
Total Resins	570,460	438,580	499,303	30	14	1,463,077	1,690,257	(13)

Braskem’s exports in 3Q10, which include Braskem America, totaled 570 ktons, up 30% from 2Q10. The key factors in this growth were the recovery in capacity utilization rates at the PP plants and the stronger demand for PE in Brazil and Europe.

Total thermoplastic resin production volume in 3Q10 was 1,454 ktons, up 10% from 2Q10. The highlight was the recovery in PP and PVC output, which reached a record in August and increased 13% in the period.

Performance (tons) Thermoplastic Resins CONSOLIDATED	3Q10	2Q10	3Q09	Change%	Change%	9M10	9M09	Change%
	(A)	(B)	( C)	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)
Production
PE´s	676,819	630,398	635,100	7	7	1,897,596	1,772,350	7
PP	651,679	578,457	621,450	13	5	1,797,123	1,719,569	5
PVC	125,170	110,466	127,963	13	(2)	358,250	347,326	3
Total Resins	1,453,668	1,319,320	1,384,513	10	5	4,052,969	3,839,246	6

5 Demand was measured based on the company’s internal estimates, since Abiquim did not publish 3Q10 data for the Brazilian market of PE and PP.

6 Domestic sales + imports

All operating rates for Braskem main plants increased significantly as presented below:

* Excluding Quattor’s new plant with capacity of 200 ktons

▶ Basic Petrochemicals Performance

The higher operating rates of naphtha-based crackers, driven by stronger demand for ethylene and a slight and temporary drop in the competitiveness of gas-based players in 3Q10, increased the supply of co-products and consequently led to lower prices in the international market.

Ethylene and propylene sales in 3Q10 reached 236 ktons, down 8% from 2Q10, mainly due to (i) the lower propylene exports and (ii) the scheduled maintenance stoppages in 2nd generation ethylene clients.

The solid performance in the domestic market and the export opportunities increased butadiene sales in 3Q10 by 11% from the previous quarter.

In the case of the aromatics, total BTX sales posted growth of 5% in relation to 2Q10. Operational problems in the 2nd generation, which affected domestic consumption of benzene, were offset by exports.

Performance (tons) Basic Petrochemicals CONSOLIDATED	3Q10	2Q10	3Q09	Change%	Change%	9M10	9M09	Change%
	(A)	(B)	( C)	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)

Sales - Domestic Market
Ethylene	125,576	142,144	138,029	(12)	(9)	395,120	369,215	7
Propylene	63,668	62,468	63,002	2	1	193,684	166,093	17
Cumene	72,032	72,217	69,596	(0)	4	213,596	176,085	21
BTX*	144,047	155,588	145,515	(7)	(1)	465,179	441,945	5
Sales - Export Market
Ethylene	6,079	-	-	-	-	6,079	-	-
Propylene	41,197	53,256	33,577	(23)	23	131,710	98,371	34
Cumene	-	-	-	-	-	-	-	-
BTX*	158,556	132,080	146,278	20	8	417,513	363,909	15
*BTX - Benzene, Toluene, Orthoxylene and Paraxylene

Braskem’s crackers continued to operate at high operating rates, and the continued recovery in the operation of Quattor’s assets increased the average operating rate to 91% in 3Q10. Ethylene production volume was 862 ktons, up 4% from 2Q10.

In 9M10, ethylene production volume was 2,485 ktons, for growth of 8% on 9M09. Total ethylene and propylene sales grew by 15% in the period.

Performance (tons) Basic Petrochemicals CONSOLIDATED	3Q10	2Q10	3Q09	Change%	Change%	9M10	9M09	Change%
	(A)	(B)	( C)	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)
Production
Ethylene	861,717	832,218	847,183	4	2	2,485,292	2,300,885	8
Propylene	399,689	389,790	398,761	3	0	1,166,947	1,054,206	11
Cumene	69,881	70,896	68,324	(1)	2	211,186	180,558	17
BTX*	346,678	338,212	346,617	3	0	1,018,098	932,221	9
*BTX - Benzene, Toluene, Orthoxylene and Paraxylene

▶ Net Revenue

Braskem posted net revenue in 3Q10 of US$4.2 billion, 14% higher than in the previous quarter. In Brazilian real, net revenue grew 11% to R$7.3 billion.

The lower average prices were offset by higher sales of thermoplastic resin, as explained earlier.

Export revenue in the quarter was US$1.2 billion (29% of net revenue), in line with 2Q10. This performance was primarily driven by the better opportunities in the export market, particularly for PP, whose supply increased with the higher operating rates in the quarter.

In relation to 3Q09, net revenue in U.S. dollar grew by 34%, or US$1.1 billion, explained by (i) the higher prices of resins and basic petrochemicals, which accompanied the recovery in international prices, especially for butadiene and propylene, for which prices rose by 61% and 20%, respectively; and (ii) the opportunities seized to export resins and basic petrochemicals, such as PE and propylene, which registered sales volume growth of 19% and 23%, respectively. In Brazilian real, net revenue rose 26%.

In 9M10, consolidated net revenue was US$11.3 billion or R$20.1 billion, up 51% or 31% in relation to 9M09, respectively. This performance reflects the increased sales to the domestic market and the higher prices, which accompanied the upward trend in international prices, but were partially offset by the Brazilian real appreciation.

▶ Cost of Goods Sold (COGS)

Cost of goods sold (COGS) was R$6.1 billion in 3Q10, up 14% from 2Q10, reflecting the growth in resin sales volume, which was partially offset by the lower feedstock prices.

In relation to 3Q09, COGS increased 35%, reflecting the 10% upturn in average ARA naphtha prices and, especially, the higher resin sales volume.

The average ARA naphtha price in the quarter was US$658/t, down 5% from 2Q10 (US$692/t). The three-month moving average of the ARA naphtha price in 3Q10 decreased by 4% to US$675/t. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in Argentina, Venezuela and countries from northern Africa.

Regarding the average gas price, the price of Mont Belvieu (the reference for ethane) decreased by 12% from the previous quarter. In the case of USG propylene, the average price fell by 11% from 2Q10.

In 9M10, COGS was R$16.8 billion, up 30% from R$12.9 billion in the same period last year. The higher COGS is basically explained by the sharp increase in naphtha prices of 40% between the periods.

▶ Selling, General and Administrative Expenses (SG&A)

In 3Q10, Selling, General and Administrative (SG&A) expenses were R$453 million, up R$30 million from 2Q10, of which R$ 35 million were non recurring expenses as explained below. In relation to 3Q09, SG&A expenses were R$84 million higher.

Selling expenses in 3Q10 totaled R$186 million, R$3 million lower than in the previous quarter, reflecting the higher quality of the credit granted and the lower expenses with traders’ commissions, in view of the higher direct sales made by the Company in the export market. In comparison with 3Q09, selling expenses increased by 7%, or R$12 million, impacted by the increase of R$33 million in selling expenses at Quattor, stemming from the uniformity of accounting practices. In 9M10, selling expenses increased by 12%, also impacted by the standardization of accounting practices.

General and administrative expenses totaled R$266 million in the quarter, R$33 million higher than in 2Q10, basically reflecting non recurring expenses with advertising and extraordinary expenses, in the amount of R$20 million, and advisory services, related to the Quattor and Braskem America transaction, in the amount of R$15 million. In relation to 3Q09, general and administrative expenses grew R$72 million. Besides the non recurring of R$ 35 million explained before, the increase was mainly due to payroll adjustments and collective labor agreement, and the profit-sharing provision.

In 9M10, general and administrative expenses increased 24%, mainly due to the profit-sharing provision and the non recurring expenses related to the Quattor and Braskem America transactions in the amount of R$ 52 million, plus non recurring expenses on advertising of R$ 20 million.

▶ Net Financial Result

In 3Q10, the net financial result was a gain of R$193 million, versus a net financial expense of R$575 million in 2Q10. This variation is chiefly due to the depreciation of 6%7 in the U.S. dollar against the real, which resulted in a gain of R$638 million in 3Q10, compared with an expense of R$104 million in the previous period. In relation to 3Q09, the net financial result decreased by R$51 million, due to the depreciation of 9%7 in the U.S. dollar in that period.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On September 30, 2010, this net exposure was formed by: 62% of debt and 79% of suppliers, which was partially offset by 39% of accounts receivable and 22% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and most of its costs are also pegged to this currency.

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the short term. This amount represents foreign exchange accounting impacts, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 8.7 years. Considering only debt denominated in foreign currency, the average term is 12.2 years. The US$450 million in bonds issued in October and the call of the 2005 perpetual bond in the amount of US$150 million in December 2010, will increase the average term of the total debt to 11.9 years.

Excluding the effects from foreign exchange variation and monetary restatement on its balance-sheet accounts exposed to foreign currencies, the net financial result in 3Q10 was a net financial expense of R$406 million, up R$47 million in relation to 2Q10. This amount includes non recurring expenses in the amount of R$140 million, as follows: R$ 90 million, related to the agreement signed with the labor union in Bahia (Other expenses) and R$50 million related to the pre-payment of debt during the period, with the interest rate swap reversion. For more details on the agreement, see note 21 to the Financial Statement in the Quarterly Interim Information (ITR). Excluding these non recurring items, the net financial result decreased by R$ 42 million, reflecting the lower interest and bank charges due to the adjustment in the debt profile.

Considering the base described above, the net financial result in 9M10 was an expense of R$ 1,271 million, increasing R$ 310 million from 9M09. However, non recurring expenses of R$417 million need to be excluded, including: the impact of R$ 206 million from the participation in the Refis tax renegotiation program in 1Q10, the expense of R$ 90 million from the agreement signed with the labor union in Bahia and R$121 million related to the debt pre-payments described above. After the adjustment, a reduction of R$ 108 million in the financial result can be observed as a consequence of the reduction and improvement of the Company’s indebtedness.

The table below details the composition of Braskem's net financial result on a quarterly and nine-month basis.

7 Exchange rate at end of period

Million of R$	3Q10	2Q10	3Q09	9M10	9M09

Financial Expenses	177	(771)	454	(1,606)	1,593
Interest Expenses	(251)	(258)	(207)	(688)	(685)
Monetary Variation (MV)	(70)	(138)	(201)	(366)	(411)
Foreign Exchange Variation (FX)	737	(171)	1,101	283	3,222
IOF/Income Tax/Banking Expenses	(12)	(10)	(6)	(26)	(28)
Net Interest on Fiscal Provisions	(57)	(42)	(129)	(387)	(179)
Others	(170)	(152)	(104)	(421)	(326)
Financial Revenue	15	196	(210)	343	(300)
Interest	64	93	53	207	200
Monetary Variation (MV)	30	25	(7)	76	40
Foreign Exchange Variation (FX)	(99)	67	(284)	16	(596)
Net Interest on Fiscal Credits	2	3	4	6	5
Others	18	7	25	38	51
Net Financial Result	193	(575)	244	(1,262)	1,294

Million of R$	3Q10	2Q10	3Q09	9M10	9M09

Net Financial Result	193	(575)	244	(1,262)	1,294
Foreign Exchange Variation (FX)	638	(104)	816	299	2,626
Monetary Variation (MV)	(40)	(113)	(208)	(290)	(371)
Financial Result excluding FX and MV	(406)	(359)	(364)	(1,271)	(961)

▶ Net Income

Braskem recorded net income of R$ 554 million in 3Q10, reflecting the solid operational performance and the financial income of R$ 193 million from the positive impact of the appreciation in the Brazilian real of 6%.

▶ Capital Structure and Liquidity

On September 30, 2010, Braskem's gross debt stood at US$7,919 million, down 1% from the balance on June 30, 2010. Meanwhile, the balance of dollar-denominated cash and financial investments increased by 7% to US$2,069 million.

As a result, consolidated net debt stood at US$ 5,850 million, down 3% from 2Q10. In Brazilian real, Braskem’s net debt declined by 9%, also led by the depreciation in the U.S. dollar of 6% in the period.

The reduction in net debt in Brazilian real, combined with the maintenance of the EBITDA (R$3.8 billion) registered in the last 12 months, led to a decrease in financial leverage, as measured by the ratio of net debt to EBITDA, from 2.84 times in the second quarter to 2.63 times in the third quarter, in line with the Company’s objective of reducing leverage and achieving "investment grade". In U.S. dollar, net debt to EBITDA was 2.75 times, a 3% reduction.

On September 30, 2010, the average debt term was 8.7 years, lengthening from 8.2 years at the close of June 2010. This result was impacted by the US$350 million issue in July of bonds due in 2020 with yield of 6.875% p.a., which is part of Braskem’s strategy to adjust its debt profile following the acquisition of Quattor.

Braskem also issued in late October US$450 million in perpetual bonds with interest coupon of 7.375% p.a. and yield similar to that of companies considered "investment grade". This marked the third issue this year and aimed to replace the perpetual bonds issued by Braskem in 2005 in the amount of US$150 million callable in December 2010 and in 2006 in the amount of US$200 million callable in 2011, with coupons of 9.75% and 9.00%, respectively. The bonds were assigned ratings of Ba1 from Moody's, BB+ from S&P and BB+ from Fitch.

On September 30, 2010, the percentage of debt pegged to the U.S. dollar was 62%, down from 64% in 2Q10, due to the depreciation in the U.S. dollar in the period.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule on September 30, 2010.

Braskem’s high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 27 months.

CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem made operational investments of R$1,011 million (excluding capitalized interest) in 9M10, of which R$191 million were invested in Quattor and R$12 million in Braskem America.

Of this total, the bulk was allocated to capacity expansions, with the Green Ethylene plant requiring R$311 million in investment, excluding recoverable taxes. Considering that these taxes are deductible, investments totaled R$259 million in the quarter. The new plant was inaugurated on September 24, for total investment so far of R$461 million.

A total of R$47 million has been invested this year in the Ethylene XXI project in Mexico, mainly in advancing the technical and feasibility studies.

Braskem also spent R$175 million on scheduled maintenance shutdowns during the year, in keeping with its objective of maintaining its plants operating at high levels of operating reliability. In the third quarter, investments were mainly allocated to a shutdown at one of the polyethylene plants at the Triunfo petrochemical complex to interconnect the plant for the use of green ethylene, and to pre-shutdown expenses and services related to the preparation for the general maintenance shutdown at the ethylene cracker located in Camaçari, Bahia. The shutdown began in November and should last 40 days.

For 2011, capex is estimated at R$1.6 billion, with approximately 30% destined to projects of capacity expansion, 20% to scheduled maintenance shutdowns, and the remaining to operational investments and spare parts.

QUATTOR:

The Economic Oversight Department (SEAE) of the Ministry of Finance published a report recommending to the Administrative Council of Economic Defense (CADE), Brazil’s anti-trust and competition authority, the unqualified approval of the acquisition of Quattor. The next steps involve a report issued by one of the CADE board members and the vote by CADE. Braskem expects to conclude this process by 1H11.

▶ Monitoring Synergies

Braskem remains focused on improving the operational efficiency of the assets acquired, and various initiatives have been initiated to capture the synergies from the transaction.

Until September 2010, synergies totaled R$235 million in terms of annual and recurring EBITDA for 2011. As already mentioned, most of the synergies is concentrated in industrial and logistics initiatives. Examples of the initiatives implemented on the industrial front are refining the plan for the production and sale of various cracker streams, such as aromatics and butadiene, and optimizing the use of additives and catalyzers. On the logistics front, a highlight was the gain in freight operations due to better planning for the internal, export, distribution and storage operations.

▶ Quattor EBITDA evolution – R$ million

The normalization of raw material supply, the new management at the business and the implementation of practices similar to those adopted at Braskem led to a continuous increase in the Company’s cash generation capacity, as the following chart shows.

BRASKEM AMERICA:

The 13% growth in sales volume, in line with the better demand in the North American market, combined with the recovery in PP-propylene spreads, led operational performance to improve in 3Q10. EBITDA increased 46% to US$ 32 million, for EBITDA margin of 9.8%, up 2.7 p.p. from 2Q10.

PROJECT PIPELINE:

Braskem’s medium- and long-term growth plan and the strategy to diversify its energy matrix focus on investments that boost its competitiveness in feedstock supplies, strengthen its presence in the Americas and provide competitive advantages in the biopolymers market.

▶ PVC capacity expansion

The project to expand PVC capacity by 200 ktons/year, which will require total investment of US$470 million (with a US$450 million NPV) and become operational in early 2012, demand small disbursements during the quarter. The objective is to meet demand in Brazil's PVC market, which is already experiencing shortfalls.

Braskem made progress in the negotiations to finance this project, and approved a financing line of up to R$525 million from the Brazilian Development Bank (BNDES) with a 9 year-term, of which 88% is denominated in Brazilian real, and a very competitive cost of TJLP+1.46%.

▶ Mexico Project – Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with interests of 65% and 35%, respectively, envisages annual production of 1 million tons of polyethylene resins using ethane as feedstock, with an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day for 20 years. The fixed investment is estimated at US$2.5 billion, with the debt portion financed under a project-finance model (70% debt/30% equity). The conclusion of works and the start up of units are slated for January 2015.

On November 09, Braskem announced a strategic partnership with Ineos in two out of it’s the three polyethylene plants in the project. With a nominal capacity of 750 thousand tons/year, these units will produce resins of high density polyethylene. The main sectors to be supplied by these new plants are pipes, blown containers, molded parts, films and rotomolted tanks. The technology definition for the LDPE (low density polyethylene) plant is still under review.

The Mexican market consumes around 1.8 million tons of polyethylene, of which 70% is imported. Therefore, this project is extremely attractive and of great importance to the development of the local petrochemical industry.

Bank Sumitomo was contracted as the financial advisor of the project. We are currently structuring our participation in the project finance of ECAs and MLAs. The project has already received letters of interest from different institutions adding to more than US$3.0 billion.

Braskem also has similar projects in less advanced phases in Peru and Venezuela.

▶ Green Polypropylene Project

In October 2010, Braskem announced the conclusion of the conceptual phase for the construction of a Green Polypropylene plant integrated to the production of green propylene, a 100% renewable raw material. In 2011, the basic engineering studies will be concluded, and the project is expected to become operational in the second half of 2013, after obtaining the approvals needed, including the Board of Director’s.

To produce Green Polypropylene, Braskem will adopt technology that has already been proven on an industrial scale and use as an input sugarcane ethanol, which is recognized as the world's best renewable energy source. The green polypropylene will have the same technical, processability and performance properties as polypropylene made using traditional production routes. Investments are estimated at US$100 million, and the minimum annual production capacity is 30 ktons of green propylene.

Braskem considers this plant part of its strategy to develop biopolymers and is committed to expanding its portfolio and production capacity, enabling the growth and adoption of green plastic by a growing number of clients and applications, thereby increasing the product's benefits for the environment. Each ton of green polypropylene produced captures and fixes 2.3 t of CO2.

▶ Innovation Pipeline - Product Development

PVC Roofing

Braskem developed in partnership with Precon, a traditional manufacturer of roofing materials in Brazil, an innovative model for PVC roofing. PVC roofing is used in some developing countries, like China and Colombia. With technical performance compatible with the Brazilian market demands and economic feasibility, PVC roofing is an innovative and great option for replacing traditional materials. The project involved development of the PVC composite formula used to make the roofing tiles, aiming at guaranteeing the specific requirements such as resistance to the weather and processing. The first PVC roofing tiles will be sold in Brazil in January 2011.

The potential market for this product in Brazil is very strong and in the medium and long terms the additional PVC resin consumption is estimated at 100 ktons/year.

Polyethylene Manholes

Braskem, in partnership with Kapass, Asperbras, Brinquedos Bandeirantes and Fortlev, developed a polyethylene manhole to substitute the concrete manholes used in the basic sanitation sector. Polyethylene manholes reduce total costs, since they are easily installed, save labor costs, require less equipment and offer long durability. Over the long run, the project is also attractive due to its increased sustainability, given the much superior seal than the material currently used, which prevents leaks. This provides greater savings in sewage treatment, since seepage into the ground water from concrete manholes is one of the main factors responsible for the higher costs of sewage treatment. Foz do Brasil and Sabesp’s unit located in São Bernardo do Campo have already begun using the new manholes, since they optimize the existing assets and reduce operational costs.

Today only around 50% of sewage is treated, which creates the potential for additional growth in Brazilian polyethylene consumption, which is estimated at 180 ktons/year over the long term. Braskem has operated together with other large sewage companies in Brazil, seeking to disseminate the culture and use of polyethylene manholes in the country. This technology is widely used in European countries, like France, Holland and Germany, and in South America by Colombia.

Polypropylene Paint Buckets

Unlike other markets, the paint market in Brazil has maintained its preference for metal packaging, in either gallon or 18-liter cans. However, plastic packaging is gaining space little by little, with our Clients eliminating the barriers imposed by paint manufacturers. The geometry of cans is a very important characteristic in this segment, since they optimizes space usage during the transport and storage of the paints. With this in mind, Bomix, Quattor’s Client, obtained from its mold supplier in Canada a new design that enabled buckets to come as close as possible to cans in this aspect. The rectangular buckets were developed with the support of our technology team, which sent the samples to the team for validation tests. The new packaging is already being used by paint manufacturers in Brazil's Northeast, particularly by Hidracor, which is the industry leader in the state of Ceará. In the South and Southeast regions, the packaging is being analyzed by an important local player and could be available soon in the market soon. The main reasons to substitute metal with plastic in this market are lower costs and the vast potential for innovation in packaging formats and attributes. The potential consumption in this market is 40 ktons of PP per year.

OUTLOOK:

World economic growth in the last quarter of the year should be impacted by the slight deceleration in the Asian market combined with the moderate recovery in developing economies. The decision by China’s central bank to raise interest rates for loans and deposits shows that authorities are comfortable with the current moderate rate of growth and more concerned with inflation and property prices.

The weaker markets worldwide and slower economic growth between quarters, however, should not affect the forecasts for Brazil's GDP growth, which remains above 7% p.a. In this scenario, Braskem believes domestic demand will grow around 15%.

The global petrochemical scenario is still marked by a low cycle. New capacity start ups continue to pressure industry spreads, and the expectations for 2011 continue to call for a scenario of oversupply. On the other hand, several factors continue to mitigate the impact of this new capacity, surprising on the upside: (i) operational instability and unscheduled shutdowns at these new plants; (ii) delays in commissioning; (iii) lack of qualified labor; (iv) problems in gas supply related to oil production; and (v) expectations of closures at uncompetitive plants.

In Brazil, demand should remain strong through November, and begin to seasonally wane in December, a month when companies usually reduce their purchase volumes in anticipation of the year-end holiday season, to drawdown inventories and for tax purposes.

Brazil remains one of the best-positioned countries in the current economic scenario, given its growth perspective and its financial solidity. In this context, Braskem and its management maintain their commitment to growth and sustainable development, and will continue to act proactively to pursue the best opportunities of expanding its business, seeking to create value for shareholders, without losing the focus in financial discipline and the short-term goal of becoming investment grade.

UPCOMING EVENTS:

IR TEAM:

	Luciana Ferreira	Roberta Varella
	Head of IR	IR Manager
	Phone: +55 11 3576-9178	Phone: +55 11 3576-9266
	luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br

	Daniela Castro	Marina Dalben	Isabella Alves
	IR Analyst	IR Analyst	IR Analyst
	Phone: +55 11 3576-9615	Phone: +55 11 3576-9716	Phone: +55 11 3576-9010
	daniela.castro@braskem.com.br	marina.dalben@braskem.com.br	isabella.alves@braskem.com.br

NOTE:

Braskem informs that with the acquisition of the control of Quattor Participações and Sunoco Chemicals in April 2010, this release is based on pro-forma consolidated information that includes 100% of the results from these new assets for all periods stated. In accordance with CVM Instruction 247, these figures consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. The quarterly information was reviewed by independent external auditors.
On September 30, 2010, the Brazilian real/U.S. dollar exchange rate stood at R$ 1.6942/US$ 1.00.

  Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. The Company operates 31 industrial plants across Brazil and has annual production capacity over 15 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement – Pro Forma

(R$ million)

Income Statement	3Q10	2Q10	3Q09	Change (%)	Change (%)	9M10	9M09	Change (%)
CONSOLIDATED - Pro forma	(A)	(B)	( C)	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)
Gross Revenue	9,300	8,469	7,551	10	23	25,838	20,047	29
Net Revenue	7,276	6,539	5,790	11	26	20,086	15,363	31
Cost of Good Sold	(6,145)	(5,376)	(4,565)	14	35	(16,791)	(12,920)	30
Gross Profit	1,131	1,163	1,225	(3)	(8)	3,296	2,443	35
Selling Expenses	(186)	(189)	(174)	(1)	7	(568)	(508)	12
General and Administrative Expenses	(266)	(234)	(194)	14	37	(711)	(573)	24
Depreciation and Amortization	(35)	(37)	(34)	(6)	3	(104)	(95)	10
Other operating income (expenses)	(10)	(21)	(31)	(54)	(68)	(53)	148	(136)
Asset disposals and equity results	2	(6)	(11)	-	-	(673)	8	-
Operating profit before financial result	636	676	780	(6)	(19)	1,187	1,423	(17)
EBITDA	1,030	1,042	1,110	(1)	(7)	2,981	2,403	24
EBITDA Margin	14.2%	15.9%	19.2%	-1.8p.p.	-5.0 p.p.	14.8%	15.6%	-0.8 p.p.
Depreciacion and Amortization	397	360	319	10	25	1,122	988	14
Cost	362	323	285	12	27	1,018	893	14
Expense	35	37	34	(6)	3	104	95	10

     EXHIBIT II

Consolidated Income Statement – Real

(R$ million)

Income Statement	3Q10	2Q10	3Q09	Change (%)	Change (%)	9M10	9M09	Change (%)
CONSOLIDATED - Real	(A)	(B)	( C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	9,300	8,437	5,164	10	80	23,367	14,076	66
Net Revenue	7,276	6,516	4,047	12	80	18,258	10,995	66
Cost of Good Sold	(6,145)	(5,357)	(3,068)	15	100	(15,175)	(8,976)	69
Gross Profit	1,131	1,160	979	(3)	15	3,083	2,018	53
Selling Expenses	(186)	(188)	(142)	(1)	31	(490)	(402)	22
General and Administrative Expenses	(266)	(233)	(159)	14	68	(658)	(427)	54
Depreciation and Amortization	(35)	(37)	(29)	(6)	21	(100)	(78)	29
Result with Fixed Assets write off and Others	(5)	(13)	(15)	(60)	(66)	(22)	(16)	40
Other operating income (expenses)	(10)	(21)	(26)	(54)	(62)	(39)	106	-
Investment in Subsidiary and Associated Companies	7	7	1	0	672	21	(9)	-
Operating profit before financial result	636	674	610	(6)	4	1,794	1,193	50
Net financial result	193	(575)	243	-	(20)	(1,027)	1,227	-
Profit (loss) before tax and social contribution	828	99	853	737	(3)	767	2,420	(68)
Income tax / social contribution	(265)	(65)	(208)	311	27	(292)	(610)	(52)
Profit (loss) before minority interest	563	34	645	1,534	(13)	474	1,810	(74)
Minority Interest	(10)	11	0	-	-	1	0	-
Net profit / Loss	554	45	645	1,118	(14)	476	1,810	(74)
Earnings (loss) per share (EPS)	0.69	0.06	1.24	1,114	(44)	0.59	3.48	(83)
EBITDA	1,030	1,040	838	(1)	23	2,799	1,861	50
EBITDA Margin	14.2¨%	16.0%	20.7%	-1.8 p.p.	-6.5 p.p.	15.3%	16.9%	-1.6 p.p.
Depreciacion and Amortization	397	360	214	10	85	1,004	643	56
Cost	362	323	185	12	95	904	565	60
Expense	35	37	29	(6)	21	100	78	29

Quattor, in the period from January to March, Unipar Comercial and Polibutenos, in the period from January to April, are not considered in the Braskem’s Consolidated Result once they were acquired in April and May, respectively.

EXHIBIT III
Braskem, Quattor and Braskem America Income Statement
(R$ million)

Income Statement	3Q10	2Q10	3Q09	Change (%)	Change (%)	9M10	9M09	Change (%)
BRASKEM	(A)	(B)	(C )	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)
Gross Revenue	6,455	5,856	5,164	10	25	17,941	14,076	27
Net Revenue	5,170	4,649	4,047	11	28	14,285	10,995	30
Cost of Good Sold	(4,411)	(3,770)	(3,076)	17	43	(11,854)	(8,985)	32
Gross Profit	759	879	971	(14)	(22)	2,431	2,010	21
Selling Expenses	(123)	(124)	(134)	(1)	(8)	(363)	(394)	(8)
General and Administrative Expenses	(189)	(170)	(159)	11	19	(517)	(427)	21
Depreciation and Amortization	(30)	(29)	(29)	2	4	(88)	(78)	13
Other operating income (expenses)	(10)	(20)	(26)	(49)	(61)	(38)	106	-
Operating profit	543	458	610	19	(11)	1,485	1,193	24
EBITDA	674	784	838	(14)	(20)	2,187	1,861	18
EBITDA Margin	13.0%	16.9%	20.7%	-3.8 p.p.	-7.7 p.p.	15.3%	16.9%	-1.6 p.p.
Depreciacion and Amortization	267	248	214	7	25	762	643	18
Cost	237	219	185	8	28	674	565	19
Expense	30	29	29	2	4	88	78	13

Income Statement	3Q10	2Q10	3Q09	Change (%)	Change (%)	9M10	9M09	Change (%)
QUATTOR	(A)	(B)	( C)	(A)/)B)	(A)/( C)	(D)	(E)	(D)/(E)
Net Revenue	1,663	1,425	1,293	17	29	4,308	3,123	38
Cost of Good Sold	(1,366)	(1,190)	(1,085)	15	26	(3,642)	(2,852)	28
Gross Profit	298	234	208	27	43	666	271	146
SG&A	(107)	(108)	(47)	(2)	127	(327)	(182)	79
Others	(20)	(7)	(6)	170	239	(831)	(61)	1,268
Operating Profit	171	119	155	44	10	(375)	153	(345)
EBITDA	302	214	239	41	26	623	407	53
EBITDA Margin	18.2%	15.0%	18.5%	3.2 p.p.	-0.3 p.p.	14.5%	13.0%	1.5 p.p.
Depreciacion and Amortization	114	96	87	20	32	311	286	9
Cost	111	90	83	24	33	300	276	9
Expense	3	6	3	(44)	3	11	11	7

Income Statement	3Q10	2Q10	3Q09	Change (%)	Change (%)	9M10	9M09	Change (%)
BRASKEM AMERICA	(A)	(B)	( C)	(A)/(B)	(A)/( C)	(D)	(E)	(D)/(E)
Net Revenue	574	557	435	3	32	1,737	1,252	39
Cost of Good Sold	(502)	(514)	(410)	(2)	22	(1,503)	(1,081)	39
Gross Profit	72	43	25	68	192	180	118	52
SG&A	(29)	(18)	(16)	67	80	(61)	(58)	5
Others	(1)	(11)	(1)	(87)	6	(68)	(52)	30
Operating Profit	41	14	7	190	492	105	56	88
EBITDA	56	40	24	43	133	162	112	44
EBITDA Margin	9.8%	7.1%	5.6%	2.7 p.p.	4.3 p.p.	9.6%	9.4%	0.2 p.p.
Depreciacion and Amortization	15	15	17	(3)	(13)	47	57	(17)
Cost	14	14	16	(3)	(14)	42	52	(19)
Expense	1	2	1	(3)	4	4	5	(5)

EXHIBIT IV
Consolidated Balance Sheet
(R$ million)

ASSETS	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	9,929	10,220	(3)
Cash and Cash Equivalents	3,091	3,014	3
Marketable Securities	395	441	(10)
Accounts Receivable	2,178	2,469	(12)
Inventories	3,060	3,265	(6)
Recoverable Taxes	845	671	26
Prepaid Expenses	55	83	(34)
Others	306	277	10
Non Current	22,632	22,816	(1)
Long-Term Assets
Marketable Securities	18	20	(8)
Compulsory Deposits and Escrow accounts	167	165	1
Deferred income tax and social contribution	373	368	1
Recoverable Taxes	1,656	1,831	(10)
Associated Companies	100	130	(23)
Others	221	219	1
Investments	44	51	(14)
Fixed Assets	16,141	16,210	(0)
Intagible	3,649	3,542	3
Deferred	263	279	(6)
Total Assets	32,561	33,037	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	8,302	8,312	(0)
Suppliers	5,203	5,964	(13)
Financing	1,731	1,302	33
Hedge Operations	40	53	(25)
Salaries and payroll charges	333	269	24
Dividends and Interest on Equity	5	5	(9)
Taxes payable	593	457	30
Advances from Customers	47	40	16
Others	350	221	58
Non Current	15,053	15,994	(6)
Long-Term Liabilities
Financing	11,685	13,082	(11)
Hedge Operations	63	60	4
Deferred income tax and social contribution	1,219	1,007	21
Taxes Payable	1,440	1,396	3
Others	646	449	44
Minority Interest	28	130	(79)
Shareholders' Equity	9,178	8,601	7
Capital	8,039	8,017	0
Capital Reserves	846	765	11
Currency Translation Adjustment	(31)	12	-
Treasury Shares	(61)	(12)	410
Adjustment of Asset Evaluation (Law 11638/07)	(79)	(91)	(13)
Retained Earnings (Losses)	464	(90)	-
Total Liabilities and Shareholders' Equity	32,561	33,037	(1)

EXHIBIT V
Braskem Balance Sheet
(R$ million)

ASSETS	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	7,518	7,984	(6)
Cash and Cash Equivalents	2,843	2,980	(5)
Marketable Securities	358	309	16
Accounts Receivable	1,229	1,724	(29)
Inventories	2,242	2,289	(2)
Recoverable Taxes	499	380	31
Associated Companies	102	0	-
Prepaid Expenses	38	48	(20)
Others	206	253	(19)
Non Current	21,114	20,869	1
Long-Term Assets
Marketable Securities	18	20	(8)
Compulsory Deposits and Escrow accounts	151	150	1
Deferred income tax and social contribution	219	226	(3)
Recoverable Taxes	1,206	1,367	(12)
Associated Companies	2,309	2,244	3
Others	96	179	(46)
Investments	3,882	3,565	9
Fixed Assets	10,051	10,085	(0)
Intagible	3,125	2,972	5
Deferred	57	62	(8)
Total Assets	28,632	28,853	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	7,045	7,141	(1)
Suppliers	4,904	5,440	(10)
Financing	1,317	931	41
Hedge Operations	40	53	(25)
Salaries and payroll charges	243	204	19
Dividends and Interest on Equity	1	2	(29)
Taxes payable	263	289	(9)
Advances from Customers	43	35	23
Others	234	186	26
Non Current	12,360	13,111	(6)
Long-Term Liabilities
Financing	9,508	10,749	(12)
Hedge Operations	63	60	4
Deferred income tax and social contribution	929	696	33
Taxes Payable	1,313	1,258	4
Others	546	347	57
Shareholder's Equity	9,227	8,601	7
Capital	8,039	8,017	0
Capital Reserves	846	765	11
Currency Translation Adjustment	0	12	-
Treasury Shares	(12)	(12)	-
Adjustment of Asset Evaluation (Law 11638/07)	(110)	(91)	21
Retained Earnings (Losses)	464	(90)	-
Total Liabilities and Shareholders' Equity	28,632	28,853	(1)

EXHIBIT VI
Quattor Balance Sheet
(R$ million)

ASSETS	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	2,059	1,972	4
Cash and Cash Equivalents	49	131	(62)
Marketable Securities	106	0	-
Accounts Receivable	630	681	(8)
Inventories	689	777	(11)
Recoverable Taxes	350	284	23
Associated Companies	152	0	-
Prepaid Expenses	16	35	(54)
Others	66	64	4
Non Current	6,674	5,700	17
Long-Term Assets
Compulsory Deposits and Escrow accounts	21	15	36
Deferred income tax and social contribution	149	142	5
Recoverable Taxes	450	460	(2)
Associated Companies	0	24	-
Others	0	32	-
Investments	3	(1,001)	-
Fixed Assets	5,449	5,419	1
Intagible	397	392	1
Deferred	206	218	(5)
Total Assets	8,733	7,673	14

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	1,120	1,307	(14)
Suppliers	153	175	(12)
Financing	414	571	(27)
Salaries and payroll charges	44	56	(21)
Dividends and Interest on Equity	3	3	3
Taxes payable	316	155	104
Advances from Customers	4	5	(31)
Others	186	342	(46)
Non Current	3,099	4,393	(29)
Long-Term Liabilities
Financing	2,177	2,101	4
Deferred income tax and social contribution	58	11	415
Taxes Payable	87	138	(37)
Others	778	2,142	(64)
Minority Interest	2,507	130	1,834
Shareholders' Equity	2,007	1,843	9
Capital	3,709	3,638	2
Retained Earnings (Losses)	(1,702)	(1,795)	(5)
Total Liabilities and Shareholders' Equity	8,733	7,673	14

EXHIBIT VII
Braskem America Balance Sheet
(R$ million)

ASSETS	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	523	486	8
Cash and Cash Equivalents	63	35	79
Accounts Receivable	260	254	2
Inventories	200	197	2
Non Current	775	835	(7)
Long-Term Assets
Others	8	8	(8)
Fixed Assets	606	649	(7)
Intagible	162	178	(9)
Total Assets	1,298	1,321	(2)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2010 (A)	06/30/2010 (B)	Change (%) (A)/(B)
Current	318	301	6
Suppliers	180	168	7
Salaries and payroll charges	16	9	70
Recoverable Taxes	14	11	31
Others	108	112	(4)
Non Current	294	317	(7)
Long-Term Liabilities
Deferred income tax and social contribution	278	300	(7)
Others	16	17	(8)
Shareholders' Equity	686	704	(3)
Capital	683	683	-
Currency Translation Adjustment	(30)	12	-
Retained Earnings (Losses)	33	8	292
Total Liabilities and Shareholders' Equity	1,298	1,321	(2)

EXHIBIT VIII
Cash Flow
(R$ million)

Cash Flow CONSOLIDATED	3Q10	2Q10	3Q09	9M10	9M09
Profit (loss) before income tax and social contribution	828	101	1,024	(76)	2,716
Expenses (Revenues) not affecting Cash	162	382	224	2,519	(82)
Depreciation and amortization	397	360	319	1,122	988
Equity Result	(7)	(7)	(1)	(20)	19
Interest, Monetary and Exchange Restatement, Net	(223)	23	(93)	581	(1,012)
Minority Interest	(10)	11	-	206	-
Others	4	(5)	(1)	630	(78)
Adjusted Profit (loss) before cash financial effects	990	483	1,248	2,443	2,634
Asset and Liabilities Variation, Current and Long Term	73	288	(655)	446	(412)
Asset Reductions (Additions)	565	(177)	46	(181)	924
Marketable Securities	35	294	(100)	140	(64)
Account Receivable	287	(328)	288	(108)	100
Recoverable Taxes	7	236	8	232	90
Inventories	209	(461)	(37)	(397)	1,099
Advanced Expenses	28	(60)	17	(18)	31
Other Account Receivables	(1)	141	(129)	(29)	(331)
Increase (Decrease) in Liabilities	(492)	465	(701)	627	(1,336)
Suppliers	(768)	755	(619)	853	(1,161)
Advances from Customers	7	(36)	17	(5)	25
Fiscal Incentives	2	0	(0)	6	(5)
Taxes Payable	86	(180)	(119)	(386)	(119)
Others	182	(73)	20	159	(76)
Operating Cash flow	1,063	771	593	2,890	2,222
Interest Paid	(253)	(266)	(169)	(698)	(595)
Income Tax and Social Contribution	(5)	(17)	(8)	(27)	(39)
Accounting Cash Generation	805	488	416	2,164	1,588
Investment Activities	(332)	(1,702)	(186)	(2,361)	(726)
Fixed Assets Sale	0	0	1	1	3
Investment	6	(1,360)	0	(1,354)	(1)
Fixed Assets	(332)	(318)	(251)	(969)	(733)
Intangible Assets	(6	(24)	(11)	(40)	(69)
Others	-	-	74	-	74
Subsidiaries and Affiliated Companies, Net	-	-	-	-	-
Financing Activities	(395)	1,118	(24)	14	(380)
Inflows	986	2,706	1,158	4,708	3,336
Amortization	(1,415)	(5,324)	(1,183)	(8,461)	(3,702)
Share Buy-Back	-	-	-	-	(8)
Dividends and Interest on Equity	34	(8)	(1)	24	(13)
Capital Adjustment	-	3,743	-	3,743	-
Others	-	-	2	-	7
Cash and Cash Equivalents Increase (Reduction)	77	(97)	206	(184)	483
Cash and Cash Equivalents at the beginning of the period	3,014	3,111	3,488	3,275	6,699
Cash and Cash Equivalents at the end of the period	3,091	3,014	3,694	3,091	7,181

EXHIBIT IX
Consolidated Production Volume

PRODUCTION CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	527,824	609,426	635,100	597,376	590,379	630,398	676,819
PP - Polypropylene	505,762	592,358	621,450	586,293	566,988	578,457	651,679
PVC - Polyvinyl Chloride	99,103	120,260	127,963	131,751	122,614	110,466	125,170
Caustic Soda	116,374	110,430	108,367	100,738	114,955	124,611	121,981
EDC	40,103	30,687	11,276	9,128	26,889	20,930	28,077
Chlorine	12,810	12,583	10,292	14,508	14,610	13,665	11,840
Basic Petrochemicals
Ethylene	660,074	793,628	847,183	785,218	791,358	832,218	861,717
Propylene	282,234	373,212	398,761	375,606	377,468	389,790	399,689
Benzene	181,627	224,244	249,324	232,489	232,408	234,155	234,066
Butadiene	43,761	80,737	89,652	80,453	83,044	83,524	84,272
Toluene	29,755	31,495	31,798	37,908	31,608	37,283	43,638
Fuel (m3)	172,892	274,542	288,356	207,302	258,000	273,495	290,182
Paraxylene	37,349	41,699	41,579	27,756	45,647	41,838	44,684
Orthoxylene	16,845	22,591	23,916	18,737	23,545	24,937	24,290
Isoprene	2,743	4,757	5,630	5,033	4,993	4,854	4,927
Butene 1	15,201	20,227	19,118	17,823	19,141	21,983	20,801
MTBE	23,794	23,861	-	-	-	-	-
ETBE	23,855	49,335	83,142	79,480	77,031	82,723	81,627
Mixed Xylene	21,309	21,459	26,781	26,251	18,243	23,205	23,511
Caprolactam	1,247	-	-	1,125	-	-	-
Cumene	53,310	58,924	68,324	63,382	70,409	70,896	69,881
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316	2,940
Alkylbenzene	4,284	2,262	6,016	5,864	3,951	3,762	4,856
LPG	16,040	16,552	13,958	13,177	7,721	6,665	11,689
Fuel Oil	3,664	5,845	7,427	10,223	7,408	7,504	7,841
Aromatic Residue	13,717	14,995	14,098	10,233	14,557	15,319	16,874
Petrochemical Resins	3,288	3,696	3,569	3,274	3,559	3,226	3,421

EXHIBIT X
Braskem Production and Operating Rate

PRODUCTION
BRASKEM
tons	2Q09	3Q09	4Q09	1Q10	3Q10
Polymers Unit
PE´s - Polyethylene	459,500	471,434	451,843	417,100	457,359
PP - Polypropylene	227,733	257,904	235,455	224,544	260,749
PVC - Polyvinyl Chloride	120,260	127,963	131,751	122,614	125,170
Caustic Soda	110,430	108,367	100,738	114,955	121,981
EDC	30,687	11,276	9,128	26,889	28,077
Chlorine	12,583	10,292	14,508	14,610	11,840
Basic Petrochemicals
Ethylene	588,998	620,193	592,402	566,800	587,784
Propylene	297,865	315,866	303,611	293,062	302,813
Benzene	165,770	187,051	177,424	173,228	171,671
Butadiene	66,375	70,294	63,561	63,906	65,057
Toluene	25,191	26,870	34,526	27,268	29,073
Fuel (m3)	200,734	214,156	150,784	194,667	222,683
Paraxylene	41,699	41,579	27,756	45,647	44,684
Orthoxylene	14,896	15,022	11,303	17,569	15,168
Isoprene	4,757	5,630	5,033	4,993	4,927
Butene 1	20,227	19,118	17,823	19,141	20,801
MTBE	23,861	-	-	-	-
ETBE	49,335	83,142	79,480	77,031	81,627
Mixed Xylene	14,237	19,182	18,121	11,832	18,702
Caprolactam	-	-	1,125	-	-

Utilization Rate (%)	3Q10	2Q10	3Q10	Change	Change
BRASKEM	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	92%	92%	97%	0.2 p.p.	-5.1 p.p.
PE´s	91%	87%	94%	3.8 p.p.	-2.8 p.p.
PP	99%	84%	98%	15.7 p.p.	1.1 p.p.
PVC	97%	87%	96%	10.5 p.p.	1.5 p.p.

The reduction in Polypropylene’s operating rate in the 2Q10 was due to a temporary decrease in exports competitiveness.

EXHIBIT XI
Quattor and Braskem America Production and Operating Rate

PRODUCTION QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	170,131	149,926	163,666	145,533	173,279	197,153	219,460
PP - Polypropylene	134,533	148,645	170,838	131,547	164,007	142,291	157,165
Basic Petrochemicals
Ethylene	205,704	204,630	226,991	192,815	224,557	251,778	273,933
Propylene	66,097	75,347	82,895	71,995	84,406	91,418	96,877
Benzene	52,590	58,474	62,273	55,065	59,180	62,540	62,395
Cumene	53,310	58,924	68,324	63,382	70,409	70,896	69,881
Butadiene	7,450	14,362	19,358	16,892	19,139	19,465	19,215
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316	2,940
Toluene	4,420	6,304	4,928	3,382	4,340	12,899	14,566
Fuel (m³)	56,840	73,808	74,200	56,517	63,332	67,250	67,499
Alkylbenzene	4,284	2,262	6,016	5,864	3,951	3,762	4,856
Mixed Xylene	5,039	7,222	7,599	8,130	6,411	8,354	4,809
Orthoxylene	4,792	7,695	8,894	7,434	5,976	9,342	9,122
LPG	16,040	16,552	13,958	13,177	7,721	6,665	11,689
Fuel Oil	3,664	5,845	7,427	10,223	7,408	7,504	7,841
Aromatic Residue	13,717	14,995	14,098	10,233	14,557	15,319	16,874
Petrochemical Resins	3,288	3,696	3,569	3,274	3,559	3,226	3,421

Utilization Rate (%)	3Q10	2Q10	3Q09	Change	Change
QUATTOR	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	89%	83%	79%	6.3 p.p.	10.4 p.p.
PE	84%	76%	62%	7.8 p.p.	21.3 p.p.
PP	71%	65%	77%	6.7 p.p.	-6.2 p.p.

The reduction in Polypropylene’s operating rate in the 2Q10 was due to a temporary decrease in exports competitiveness.

PRODUCTION BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PP - Polypropylene	192,352	215,979	192,708	219,291	178,437	218,834	233,765

Utilization Rate (%)	3Q10	2Q10	3Q09	Change	Change
BRASKEM AMERICA	(A)	(B)	(C)	(A)/(B)	(A)/(C)
PP	98%	92%	80%	5.2 p.p.	17.1 p.p.

     EXHIBIT XII
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	326,511	387,034	390,442	387,195	384,464	390,365	475,227
PP - Polypropylene	227,341	282,908	326,425	286,915	296,668	288,344	328,207
PVC - Polyvinyl Chloride	76,997	119,514	139,826	121,092	123,158	120,895	130,783
PET	11,745	6,280	13	(1)	-	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859	114,242	127,474
Chlorine	12,636	12,145	10,547	14,654	14,628	13,442	11,801

Basic Petrochemicals Unit
Ethylene	100,038	131,148	138,029	129,516	127,399	142,144	125,576
Propylene	48,221	54,870	63,002	65,467	67,549	62,468	63,668
Benzene	91,238	123,833	97,162	115,130	118,852	108,661	97,361
Butadiene	20,976	59,635	70,017	55,163	73,778	54,899	62,788
Toluene	18,506	20,275	25,154	27,985	24,783	21,715	23,333
Fuel (m3)	167,080	218,448	199,860	140,575	204,787	193,383	202,196
Orthoxylene	19,317	23,260	23,199	19,648	21,910	25,211	23,352
Isoprene	1,611	2,200	2,160	2,700	2,501	3,203	3,532
Butene 1	40	42	46	-	-	-	-
MTBE	-	80	-	-	-	-	-
ETBE	-	-	-	-	8	22	35
Mixed Xylene	15,416	14,646	16,198	20,920	19,466	18,324	21,221
Caprolactam	2,788	3,139	3,090	3,041	2	-	-
Cumene	52,509	53,980	69,596	63,721	69,347	72,217	72,032
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316	4,212
Alkylbenzene	3,233	2,473	5,608	5,276	3,804	4,053	5,420
LPG	16,084	16,309	14,093	12,985	7,956	5,981	11,928
Fuel Oil	3,665	5,845	7,427	10,223	7,408	7,504	11,159
Aromatic Residue	16,327	16,934	15,549	9,718	14,995	14,618	14,881
Petrochemical Resins	1,677	2,023	2,057	2,105	2,154	2,356	2,497

     EXHIBIT XIII
Braskem Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume BRASKEM
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	231,520	267,724	275,205	282,492	278,000	264,837	310,930
PP - Polypropylene	135,002	174,618	201,607	187,267	182,454	180,836	203,954
PVC - Polyvinyl Chloride	76,997	119,514	139,826	121,092	123,158	120,895	130,783
PET	11,745	6,280	13	(1)	-	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859	114,242	127,474
Chlorine	12,636	12,145	10,547	14,654	14,628	13,442	11,801

Basic Petrochemicals Unit
Ethylene	56,081	72,677	78,437	79,774	77,862	84,633	69,278
Propylene	78,650	92,068	101,566	93,404	94,066	79,779	81,508
Benzene	74,780	105,316	81,963	101,631	104,887	93,530	77,747
Butadiene	13,583	45,543	51,003	37,863	54,519	36,177	42,661
Toluene	16,092	16,512	21,614	23,861	20,835	16,271	18,115
Fuel (m3)	105,435	145,619	128,937	85,084	139,061	126,554	133,440
Orthoxylene	13,913	15,899	14,215	11,956	16,493	15,766	14,182
Isoprene	1,611	2,200	2,160	2,700	2,501	3,203	3,532
Butene 1	2,208	1,456	909	964	1,445	1,002	2,165
MTBE	-	80	-	-	-	-	-
ETBE	-	-	-	-	8	22	35
Mixed Xylene	10,422	8,730	9,427	12,285	13,214	10,549	15,012
Caprolactam	2,788	3,139	3,090	3,041	2	-	-

     EXHIBIT XIV
Quattor Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	94,991	119,310	115,237	104,703	106,465	130,321	179,690
PP - Polypropylene	92,339	108,289	124,818	99,649	114,214	108,693	126,810

Basic Petrochemicals Unit
Ethylene	43,957	58,471	59,592	49,742	49,537	57,510	56,299
Benzene	16,458	18,517	15,199	18,015	15,465	17,632	19,614
Cumene	52,509	53,980	69,596	63,721	69,347	72,217	72,032
Butadiene	7,393	14,092	19,014	17,300	19,259	18,722	20,127
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316	4,212
Toluene	2,414	3,763	3,540	4,124	3,949	5,444	5,219
Fuel (m³)	61,645	72,829	70,923	55,491	65,726	66,829	68,757
Alkylbenzene	3,233	2,473	5,608	5,276	3,804	4,053	5,420
Mixed Xylene	4,994	5,916	6,771	8,635	6,252	7,775	6,209
Orthoxylene	5,404	7,361	8,984	7,692	5,417	9,445	9,170
LPG	15,773	16,309	14,093	12,985	7,956	5,981	11,928
Fuel Oil	3,665	5,845	7,427	10,223	7,408	7,504	11,159
Aromatic Residue	16,327	16,934	15,549	9,718	14,995	14,618	14,881
Petrochemical Resins	1,677	2,023	2,057	2,105	2,154	2,356	2,497

     EXHIBIT XV
Consolidated Sales Volume
Export Market and North American Sales

EXPORT MARKET AND NORTH AMERICA - Sales Volume CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	244,808	261,762	204,104	229,040	186,982	177,232	241,935
PP - Polypropylene	322,029	322,543	294,898	320,697	267,055	261,276	328,477
PVC - Polyvinyl Chloride	25,813	14,000	300	149	-	73	48
PET	275	14,549	-	-	-	-	-
Caustic Soda	-	7,480	-	-	1,003	4,898	-
EDC	38,601	39,697	13,000	-	26,026	24,302	25,908

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-	6,079
Propylene	16,895	47,898	33,577	53,118	37,257	53,256	41,197
Benzene	57,585	51,440	100,306	66,365	75,566	75,193	81,850
Butadiene	20,292	22,946	21,618	22,939	13,617	23,742	23,692
Toluene	13,364	12,193	9,533	9,659	3,324	9,649	30,801
Fuel (m3)	9,318	27,954	35,083	16,151	9,246	28,992	17,424
Paraxylene	36,101	46,948	36,439	25,732	47,988	47,238	45,905
Isoprene	840	2,518	3,355	1,683	2,359	1,681	1,600
Butene 1	5,920	7,858	9,520	9,524	6,732	14,413	7,345
MTBE	18,691	31,949	764	-	-	-	-
ETBE	23,223	46,139	70,793	95,464	62,749	80,302	81,709
Mixed Xylene	4,883	4,226	17,461	2,469	318	4,067	3,370
Caprolactam	72	1,056	-	-	-	-	-
Petrochemical Resins	716	1,138	1,522	1,902	1,998	1,639	987

EXHIBIT XVI
Braskem Sales Volume
Export Market

EXPORT MARKET - Sales Volume BRASKEM
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	167,666	207,424	170,270	175,022	166,152	134,906	184,939
PP - Polypropylene	67,924	49,912	56,509	54,018	42,429	28,338	61,814
PVC - Polyvinyl Chloride	25,813	14,000	300	149	-	73	48
PET	275	14,549	-	-	-	-	-
Caustic Soda	-	7,480	-	-	1,003	4,898	-
EDC	38,601	39,697	13,000	-	26,026	24,302	25,908

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-	6,079
Propylene	16,895	47,898	33,577	53,118	37,257	53,256	41,197
Benzene	57,585	51,440	97,434	66,365	75,566	75,193	81,850
Butadiene	20,292	22,946	21,618	22,939	13,617	23,742	23,692
Toluene	13,364	9,064	7,568	9,659	3,324	9,649	15,873
Fuel (m3)	9,318	26,738	33,972	16,151	9,246	28,992	17,424
Paraxylene	36,101	46,948	36,439	25,732	47,988	47,238	45,905
Isoprene	840	2,518	3,355	1,683	2,359	1,681	1,600
Butene 1	5,920	7,858	9,520	9,524	6,732	14,413	7,345
MTBE	18,691	31,949	764	-	-	-	-
ETBE	23,223	46,139	70,793	95,464	62,749	80,302	81,709
Mixed Xylene	4,883	4,226	14,713	2,469	318	4,067	3,370
Caprolactam	72	1,056	-	-	-	-	-

EXHIBIT XVII
Quattor and Braskem America Sales Volume
Export Market and North America

EXPORT MARKET - Sales Volume QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PE´s - Polyethylene	77,141	54,338	33,834	54,018	20,830	42,326	56,996
PP - Polypropylene	49,758	54,423	43,508	45,440	24,379	30,497	38,709

Basic Petrochemicals Unit
Benzene	-	-	2,872	-	-	-	-
Toluene	-	3,129	1,965	-	-	-	14,929
Fuel (m³)	-	1,216	1,111	-	-	-	-
Mixed Xylene	-	-	2,748	-	-	-	-
Petrochemical Resins	716	1,138	1,522	1,902	1,998	1,639	987

North America - Sales Volume
BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PP - Polypropylene	204,348	218,208	194,882	221,239	200,247	202,441	227,954

     EXHIBIT XVIII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue CONSOLIDATED
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10

Polymers Unit
PE / PP / PVC	1,794	2,097	2,413	2,255	2,394	2,558	2,789
Others	207	120	57	78	72	86	103

Basic Petrochemical Unit
Ethylene / Propylene	247	328	385	395	407	462	398
Cumene	73	71	113	116	137	162	143
BTX	134	205	243	240	294	287	227
Others	450	324	739	865	677	639	513

Resale*	206	61	49	286	52	73	189
Quantiq**	100	90	105	95	115	152	261
Total	3,211	3,295	4,104	4,328	4,147	4,419	4,622
*Naphtha, condensate and crude oil		** Considers Varient sales until 1Q10

Export Market and North America

EXPORT MARKET and NORTH AMERICA - Net Revenue CONSOLIDATED
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10

Polymers Unit
PE / PP / PVC	1,071	1,135	1,085	1,149	1,174	1,182	1,354
Others	9	54	10	-	21	24	18

Basic Petrochemical Unit
Ethylene / Propylene	16	55	58	88	88	116	90
BTX	112	167	236	146	228	220	221
Others	90	258	252	359	406	315	467

Resale*	67	32	46	95	207	262	504
Quantiq**	-	-	-	-	-	-	-
Total	1,366	1,701	1,686	1,837	2,125	2,119	2,654

Excluding the effects of naphtha/condensate/oil resales for processing at Refap and Refinaria Riograndense, 3Q10 net revenue amounted to US$3.8 billion, or R$6.6 billion.34

     EXHIBIT XIX
Braskem Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue BRASKEM
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10

Polymers Unit
PE / PP / PVC	1,259	1,475	1,728	1,663	1,718	1,781	1,889
Others	207	120	57	78	72	85	103

Basic Petrochemical Unit
Ethylene / Propylene	205	264	328	346	355	379	309
BTX	109	166	194	201	251	231	170
Others	373	387	505	476	467	577	407

Resale*	206	61	49	286	52	73	189
Quantiq**	100	90	105	95	115	152	261
Total	2,459	2,563	2,967	3,144	3,030	3,277	3,328
*Naphtha, condensate and crude oil		** Considers Varient sales until 1Q10

Export Market

EXPORT MARKET - Net Revenue BRASKEM
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10

Polymers Unit
PE / PP / PVC	512	532	499	486	514	443	582
Others	9	54	10	-	21	23	18

Basic Petrochemical Unit
Ethylene / Propylene	16	55	58	88	88	116	90
BTX	112	163	228	146	228	220	202
Others	84	289	239	294	377	322	432

Resale*	67	32	46	95	207	262	504
Total	801	1,125	1,080	1,109	1,435	1,386	1,828
*Naphtha, condensate and crude oil

EXHIBIT XX
Quattor and Braskem America Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue of main products QUATTOR
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10

Polymers Unit
PE / PP	536	622	685	592	676	790	936

Basic Petrochemical Unit
Ethylene	78	116	125	109	111	129	121
Cumene	73	71	113	116	137	162	143
BTX*	25	39	48	46	45	61	57
Total	736	717	1,123	1,178	1,083	1,248	1,412
* Benzene, Toluene and Orthoxylene

Export Market and North America

EXPORT MARKET - Net Revenue of main products QUATTOR
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10

Polymers Unit
PE / PP	203	196	152	195	108	182	197

Basic Petrochemical Unit
BTX*	-	4	8	-	-	-	19
Total	209	168	171	260	137	177	251
* Benzene, Toluene and Orthoxylene

North America - Net Revenue BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10
Polymers Unit
PP	356	407	434	467	552	557	574

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.